January 17, 2007

VIA ELECTRONIC TRANSMISSION

Christina Chalk, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Parlux Fragrances, Inc.

PRRN14A filed by Glenn Nussdorf on January 11, 2007

SEC File No. 0-15491

Dear Ms. Chalk:

On behalf of our client, Glenn Nussdorf ("Mr. Nussdorf"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the letter dated January 16, 2007 (the "January 16 Comment Letter") with respect to Mr. Nussdorf's revised preliminary consent statement filed with the Commission on January 11, 2007. Mr. Nussdorf intends to solicit written consents from the stockholders of Parlux Fragrances, Inc. ("Parlux" or the "Company") to remove, without cause, all existing members of the Board of Directors of Parlux (the "Board") and to elect himself and five other nominees to the Board.

Mr. Nussdorf's third revised preliminary consent statement (the "Third Revised Preliminary Consent Statement") is being filed with the Commission in accordance with the provisions of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

Set forth below are Mr. Nussdorf's responses to the January 16 Comment Letter. For ease of reference, we reproduce below the comments, and include under each comment Mr. Nussdorf's response. All page references in Mr. Nussdorf's responses are to the marked copies of the Third Revised Preliminary Consent Statement which is being filed with the Commission and submitted to the Staff.

Christina Chalk, Esq.

Proposal 2: Election of Nominees, page 3

1.

Refer to comment 4 in our last comment letter dated January 9, 2007 and your response. Provide the figures for the amounts of the legal fees paid by Mr. Nussdorf to Mr. Angel in the table on pages 3-4 of the revised consent solicitation statement.

The Third Revised Preliminary Consent Statement has been revised by adding a sentence to Mr. Angel's section of the table on page 4 disclosing the amount of legal fees paid to Mr. Angel for the twelve-month periods ended October 31, 2004, 2005 and 2006 for services rendered to companies affiliated with Mr. Nussdorf.

Background and Reasons for the Consent Solicitation, page 5

2.

Refer to comment 6 in our last comment letter. You have not addressed the inconsistency between Mr. Nussdorf's statements in his letter to the Company dated November 21, 2006 and in his amended Schedule 13D filed on October 17, 2006 that he was already exploring an acquisition proposal to acquire Parlux, and his statements in this section that he "may explore the possibility of making an acquisition proposal" to acquire the Company if his Nominees are elected. Please revise. In addition, you should summarize the results of Mr. Nussdorf's efforts to date.

The Third Revised Preliminary Consent Statement has been revised by adding two new paragraphs, one at the middle of page 8 referring to the Company's 12b-25 filing on November 13, 2006, and the other at the top of page 10 discussing in more detail the reasons why Mr. Nussdorf ceased to pursue his efforts to obtain financing for a possible acquisition of the Company subsequent to his November 21, 2006 letter to the Board.

In addition to the changes in the Third Revised Preliminary Consent Statement made in response to the Staff's comments as discussed above, there has been a general updating of information contained in the document.

If there are any further questions relating to the enclosed materials, please telephone the undersigned at (212) 735-3360 or Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

/s/ Daniel E. Stoller

Daniel E. Stoller

cc:	Mr. Glenn Nussdorf
Fred Paliani, Esq.